EXHIBIT 12.1

SUNTERRA CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands) (unaudited)

	Three Months Ended				Fiscal Period Ended September 30, 2004		Fiscal Years Ended December 31,
	December 31, 2004		December 31, 2003				2003		2002		2001		2000
Income from operations before income taxes, minority interests and income from equity investments	$8,964		$(92,120)		$22,059		$(87,430)		$309,130		$(72,203)		$(359,164)
Add:
Distributions from less than 50% owned companies	609		1,113		3,683		13,141		1,247		1,713		313
Interest expense	6,093		7,780		16,272		26,309		19,036		20,477		42,748
Interest component of rent expense (1)	429		283		1,514		1,072		1,503		1,082		2,952

Earnings available for fixed charges	$16,095		$(82,944)		$43,528		$(46,908)		$330,916		$(48,931)		$(313,151)

Fixed charges:
Interest expense	$6,093		7,780		16,272		$26,309		$19,036		$20,477		$42,748
Capitalized interest	161		126		160		396		275		375		1,795
Interest component of rent expense (1)	429		283		1,514		1,072		1,503		1,082		2,952

Total fixed charges	$6,683		$8,189		$17,946		$27,777		$20,814		$21,934		$47,495

Ratio of earnings to fixed charges (2)	2.4	x	-10.1	x	2.4	x	-1.7	x	15.9	x	-2.2	x	-6.6	x

Deficiency			$(91,133)				$(74,685)				$(70,865)		$(360,646)

(1)	Assumed interest component to be one-third of rent expense.

(2)	2002 is a combination of the Predecessor and Successor entities. All periods post July 31, 2002 are Successor and all periods pre July 31, 2002 are Predecessor.